Exhibit 4.2

AMENDMENT NO. 2 TO
SERIES B WARRANTS
AND
AMENDMENT NO. 4 TO
SERIES C WARRANTS
OF
JUMA TECHNOLOGY CORP.

THIS AMENDMENT NO. 2 TO SERIES B WARRANTS AND AMENDMENT NO. 4 TO SERIES C WARRANTS OF JUMA TECHNOLOGY CORP. (this “Amendment”), dated as of November 13, 2008 is made by and between Juma Technology Corp., a Delaware corporation (the “Issuer”), and the holders (each, a “Holder” and together, the “Holders”) of the warrants, as previously amended and exercised listed on Exhibit A (the “Series B Warrants” and the “Series C Warrants,” respectively, and together the “Warrants”).

WHEREAS, the Issuer and the Holders desire to amend certain provisions of the Warrants as described herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties intending to be legally bound, hereby agree as follows:

1. Capitalized Terms. Capitalized terms used, but not defined, herein, shall have the meanings ascribed to such terms in the Warrants.

2. Amendment to Series B Warrants; Warrant Price. The definition of “Warrant Price” in Section 8 of the Series B Warrants shall be deleted in its entirety and replaced with the following:

“Warrant Price” means $0.46, as such price may be adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.”

3. Amendment to Series C Warrants; Warrant Price. The definition of “Warrant Price” in Section 8 of the Series C Warrants shall be deleted in its entirety and replaced with the following:

“Warrant Price” means $3.512, as such price may be adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.”

4. Amendment to Series B Warrants; Section 7. Section 7 of the Series B Warrants shall be deleted in its entirety and replaced with the following:

“7. Ownership Cap and Exercise Restriction. Notwithstanding anything to the contrary set forth in this Warrant, at no time may a Holder of this Warrant exercise this Warrant if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such Holder and its affiliates at such time, the number of shares of Common Stock which would result in such Holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.99% of the then issued and outstanding shares of Common Stock; provided, however, that upon a holder of this Warrant providing the Issuer with sixty-one (61) days notice (pursuant to Section 13 hereof) (the "Waiver Notice") that such Holder would like to waive this Section 7 with regard to any or all shares of Common Stock issuable upon exercise of this Warrant, this Section 7 will be of no force or effect with regard to all or a portion of the Warrant referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of this Warrant.

5. Amendment to Series C Warrants; Warrant Shares. The number of Series B Preferred Shares still available for purchase pursuant to each of the Series C Warrants shall be amended from and after the date hereof as listed below:

Holder	Warrant Number	Amended Warrant Shares
Vision Opportunity Master Fund, Ltd.	W-C-01A	274,785.7
Vision Capital Advantage Fund, L.P.	W-C-01B	81,214.3

6. Further Assurances. From and after the date of this Amendment, upon the request of a Holder or the Issuer, each of the Issuer and the Holders shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Amendment.

7.  Board Resolutions. Prior to the signing of this Amendment, the Issuer shall have provided the Holder with a certified copy of the resolutions of the Board of Directors (or if the Board of Directors takes action by unanimous written consent, a copy of such unanimous written consent containing all of the signatures of the members of the Board of Directors) of the Issuer, authorizing the execution, delivery and performance of this Amendment.

8. Ratification. Except as expressly amended hereby, all of the terms, provisions and conditions of the Warrants are hereby ratified and confirmed in all respects by each party hereto and, except as expressly amended hereby, are, and hereafter shall continue, in full force and effect.

9.  Entire Agreement. This Amendment and the Warrants constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect thereto.

10.  Amendments. No amendment, supplement, modification or waiver of this Amendment shall be binding unless executed in writing by all parties hereto.

11.  Counterparts. This Amendment may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract. Each party shall be entitled to rely on a facsimile or emailed (.pdf) signature of any other party hereunder as if it were an original.

12.  Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction.

13.  Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

The Issuer:
JUMA TECHNOLOGY CORP.

By:	/s/
Anthony Fernandez
Chief Financial Officer

The Holders:
VISION OPPORTUNITY MASTER FUND, LTD.

By:	/s/
Adam Benowitz
Director

VISION CAPITAL ADVANTAGE FUND, L.P.
By: VCAF GP, LLC
Its: General Partner

By:	/s/
Adam Benowitz
Authorized Signatory

EXHIBIT A

Holder	Warrant Series	Warrant Number
Vision Opportunity Master Fund, Ltd.	Series B Warrant	W-B-01A
Vision Opportunity Master Fund, Ltd.	Series C Warrant	W-C-01A
Vision Capital Advantage Fund, L.P.	Series B Warrant	W-B-01B
Vision Capital Advantage Fund, L.P.	Series C Warrant	W-C-01B